MITCHELL ZONE Section 11 - Nov. 18, 2008


SEABRIDGE GOLD INC.
Mitchell Thrust Fault
M-07-41
M-07-39
M-07-36
M-07-29
M-06-13
M-06-07
M-06-10
M-07-22
M-07-58
M-08-86
0.41g/t Au, 0.12% Cu / 41.3m
0.33g/t Au, 0.11% Cu / 52.1m
0.97g/t Au, 0.28% Cu / 297.6m
0.68g/t Au, 0.20% Cu / 131.3m
0.70g/t Au, 0.15% Cu / 122m
0.75g/t Au, 0.19% Cu / 325.8m
0.78g/t Au, 0.25% / 294.1m
0.83g/t Au, 0.26% Cu / 469.6m
0.72g/t Au, 0.27% Cu / 715.5m
Conceptual Pit Limit
(Feb. 2008 Resource)
Au g/t, Cu % / length (m) from - to (m)
0.56, 0.34 / 805.30 (4.70 - 810.00)
Includes:
0.65, 0.15 / 109.00 (7.00 - 116.00)
0.21, 1.22 / 106.00 (200.00 - 306.00)
1.08, 0.30 / 155.00 (345.00 - 500.00)
0.63, 0.22 / 143.00 (560.00 - 703.00)
0.86, 0.29 / 44.00 (752.00 - 796.00)
400m
Geology
Jurassic
Qtz-Ser-Py Alteration
Ser-Chl-Py Alteration
Chl-Ser-Py Alteration
Potassic Alteration
Mitchell Intrusions
Hazelton Gr. Seds/Volcs
Triassic
Stuhini Gr. Seds/Volcs
late mafic dykes
Hole Trace
Au Equiv. g/t
0.0 - 0.5
0.5 - 1.0
1.0 - 1.5
> 1.5
Block Model
Indicated and Inferred
Feb. 2008
Au Equiv. g/t
0.0 - 0.5
0.5 - 1.0
1.0 - 1.5
> 1.5